EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77B:
  Accountants report on internal control

EXHIBIT B:
  Attachment to item 77C:
  Submission of matters to a vote of Security holders.
------------------------------------------------------------------

EXHIBIT A:
Report of Independent Auditors

To the Board of Trustees and Shareholders of Pictet Funds

In planning and performing our audit of the financial statements of Pictet Funds (the "Trust") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Trust is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2003.

This report is intended solely for the information and use of the Board of Trustees, management and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
February 25, 2004



EXHIBIT B:
 Question 77C

(a) A Special Meeting of the Shareholders was held on December 22, 2003.

(b)	N/A

(c) The following represents the results of the proposal that was voted on:

Proposal #1	Approval of Proposed Agreement and Plan of
Reorganization between Pictet Funds, on
behalf of the Pictet International Small
Companies Fund (the "Adopted Fund"), and
Forward Funds, Inc. on behalf of its
corresponding series, the Forward
International Small Companies Fund (the
"Adopting Fund"), whereby the Adopting Fund would acquire all of the assets of the Adopted Fund in exchange for the Adopting
Fund shares and the assumption of all
liabilities and the subsequent liquidation and termination of the Adopted Fund.

(Total Number of Shares Outstanding
3,649,356.546)

             # of Votes Cast      % Voted      % of Total
Affirmative   3,623,278.546        60.643%      99.285%
Against          23,407.000          .391%        .642%
Abstain           2,671.000          .045%        .073%

(d)    N/A